U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                   FORM 12b-25

NOTIFICATION OF LATE FILING                                    SEC FILE NUMBER
                                                                  001-31792

                   (Check One):

[   ]  Form 10-K and Form 10-KSB    [  ]  Form 20-F  [  ]  Form 11-K

[ x ]  Form 10-Q and Form 10-QSB    [  ] Form N-SAR


For Period Ended:  September 30, 2003

         [  ]     Transition Report on Form 10-K

         [  ]     Transition Report on Form 20-F

         [  ]     Transition Report on Form 11-K

         [  ]     Transition Report on Form 10-Q

         [  ]     Transition Report on Form N-SAR

For the Transition Period Ended:
                                  -------------------


Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:




Part I--Registrant Information

         Full Name of Registrant

           Conseco, Inc.

         Former Name if Applicable

           Conseco, Inc. (an Indiana Corporation)

         -----------------------------------------------------------------------

         Address of Principal Executive Office (Street and Number)

           11825 N. Pennsylvania Street

         City, State and Zip Code

           Carmel, IN  46032


Part II--Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x]       (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



Part III--Narrative

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach Extra Sheets if Needed)


See attached Exhibit A.

Part IV--Other Information

          (1) Name and telephone number of person to contact in regard to this notification

                  John R. Kline                (317)                    817-6100
                  --------------------------------------------------------------

                  (Name)                    (Area Code)       (Telephone Number)


          (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                        [ x ]  Yes     [  ]  No

          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                        [ x ]  Yes     [  ]  No

               If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

               See attached Exhibit B.




                                  CONSECO, INC.
                                  -------------

                  (Name of Registrant as specified in charter)


has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:    November 17, 2003              By: /s/ John R. Kline
       --------------------             ----------------------------------
                                        John R. Kline, Senior Vice President
                                        and Chief Accounting Officer



INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                  CONSECO, INC.
                            Exhibit A to Form 12b-25
                           Commission File No. 001-31792
                             Dated November 17, 2003


     The Registrant's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2003 cannot be completed within the prescribed time period. As a result of the Registrant's emergence from bankruptcy, its assets and liabilities are required, under fresh start accounting, to be revalued as of the emergence date, which occurred during the third quarter of 2003. Additional time is needed to allow for the required reviews of our fresh start balance sheet. The Registrant's Quarterly Report on Form 10-Q will be filed as soon as practicable.

                                  CONSECO, INC.
                            Exhibit B to Form 12b-25
                           Commission File No. 001-31792
                              Dated November 17, 2003



     The net income applicable to common stock of Conseco, Inc.(the "Company") is expected to be approximately $16 million for the one month ended September 30, 2003. Upon our emergence from bankruptcy, we implemented fresh start reporting. These rules required the Company to revalue its assets and liabilities to current estimated fair value, re-establish shareholders' equity at the reorganization value determined in connection with our Plan of Reorganization, and record any portion of the reorganization value which cannot be attributed to specific tangible or identified intangible assets as goodwill. As a result, the Company's financial statements for periods following August 31, 2003, will not be comparable with those of our predecessor, Conseco, Inc. an Indiana corporation, ("Old Conseco"), for the periods before that date.

     The net income of Old Conseco is expected to be $2.2 billion for the eight months ended August 31, 2003. This amount is expected to include the following unusual items related to our emergence from bankruptcy: (i) a gain on the discharge of prepetition liabilities of $3.2 billion; (ii) adjustments to the value of our assets and liabilities related to the adoption of fresh start accounting of $(690.0) million; and (iii) $(70.9) million related to professional fees. The net loss of Old Conseco for the first nine months of 2002 was $6.1 billion. The loss recognized in the first nine months of 2002 included the cumulative effect of an accounting change for goodwill impairment of $2.9 billion pursuant to the adoption of Statement of Financial
Accounting Standards No. 142, "Goodwill and Other Intangible Assets".